SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 31, 2006

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated October 31, 2006 re: Partner Communications Reports Third Quarter 2006 Results.

PARTNER COMMUNICATIONS REPORTS
THIRD QUARTER 2006 RESULTS

Rosh Ha’ayin, Israel, October 31st, 2006 – Partner Communications Company Ltd. (“Partner”) (NASDAQ and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, today announced its results for the third quarter of 2006. Partner reported revenues in Q3 2006 of NIS 1.5 billion (US$ 340 million), EBITDA of NIS 477 million (US$ 111 million), the equivalent of 32.6% of total revenue, and net income of NIS 185 million (US$ 43 million).

Commenting on the results, Partner’s CEO, Amikam Cohen, said: “We are delighted that in the third quarter an additional 54,000 subscribers joined the orange™ 3G experience, and are now enjoying the wide and continuously expanding range of 3G services and great handsets. Our subscribers can also benefit from our introduction in most populated areas around the country of HSDPA capabilities, enabling a unique high-speed wireless internet access experience.

During the quarter, orange™ was named the leading telecommunications brand in Israel for the fourth consecutive year and awarded, for the second year running, as the mobile operator with the best customer service by Globes, Israel’s business daily. We expect that our core strengths as providers of superb network quality, excellent customer service, the strongest telecom brand and the most advanced data and content services, will enable us to continue to grow our subscriber base and drive value for our shareholders.”

Q3 2006 vs. Q3 2005 Comparison

	Q3 2005	Q3 2006	Change

Revenues (NIS millions)	1,352.3	1,462.0	8.1%
EBITDA (NIS millions)	382.7	476.7	24.6%
Operating Profit (NIS millions)	211.2	319.5	51.3%
Net Income (NIS millions)	30.9	184.7	496.7%
Cash flow from operating activities net of investing activities (NIS millions)	46.1	312.3	577.9%
Subscribers (thousands)	2,480	2,626	5.9%
Estimated Market Share (%)	32	32	-
Quarterly Churn Rate (%)	3.2	3.7	0.5
Average Monthly Usage per Subscriber (minutes)	306	322	5.2%
Average Monthly Revenue per Subscriber (NIS)	162	164	1.2%

Financial Review

Partner’s revenues in Q3 2006 were NIS 1,462.0 million (US$ 339.8 million), an increase of 8.1% compared with NIS 1,352.3 million in Q3 2005 and of 6.5% compared with NIS 1,372.9 million in Q2 2006. Both increases resulted primarily from growth in service revenue which increased by NIS 107.5 million or 8.9% compared with Q3 2005, from NIS 1,209.0 million to NIS 1,316.4 million (US$ 306.0 million) in Q3 2006, and by NIS 71.9 million or 5.8% compared with NIS 1,244.5 million in Q2 2006. Compared with Q3 2005, service revenues were higher as a result of a larger subscriber base and increased minutes of use, offset primarily by the impact of the mandated reduction in interconnection tariffs which went into effect in March 2006. This reduction is part of the Ministry of Communications’ program of mandated gradual reductions from 2005 to 2008. Compared with Q2 2006, the increase was driven by seasonal growth in service revenues, increased minutes of use and the larger subscriber base.

Equipment revenues in Q3 2006 were NIS 145.6 million (US$ 33.8 million), an increase of 1.5% from NIS 143.4 million in Q3 2005 and an increase of 13.3% from NIS 128.5 million in Q2 2006. Compared with Q3 2005 the increase was primarily a result of the increase in the proportion of 3G sales to new subscribers and upgrading subscribers from 2G services. Compared with Q2 2006 the increase was primarily a result of the increase in the total number of sales, as well as the higher proportion of 3G sales to new and upgrading subscribers.

Content and data revenues accounted for 9.5% of total revenues in Q3 2006 and 10.5% of service revenues, up from 8.0% of total revenues and 8.9% of service revenues in Q3 2005, despite the mandated 49% reduction in SMS interconnection tariffs which went into effect in March 2006, and up from 8.9% of total revenues and 9.9% of service revenues in Q2 2006. Non-SMS data and content revenues increased in Q3 2006 by 26.5% compared with Q3 2005.

The cost of revenues related to services in Q3 2006 was NIS 794.2 million (US$ 184.6 million), representing an increase of 0.2% from NIS 792.8 million in Q3 2005, and an increase of 2.8% from NIS 772.5 million in Q2 2006, both increases being primarily due to higher variable airtime costs resulting from the growth in airtime usage.

The cost of revenues related to equipment decreased in Q3 2006 by 8.9% compared with Q3 2005, from NIS 231.0 million to NIS 210.4 million (US$ 48.9 million), principally a reflection of the decrease in the number of 2G handsets sold. Compared with Q2 2006, the cost of revenues related to equipment increased by 24.2% from NIS 169.4 million, principally reflecting the increase in the total number of sales, and the higher proportion of 3G sales to new and upgrading subscribers.

The gross profit from services in Q3 2006 was NIS 522.2 million (US$ 121.4 million), an increase of 25.5% from NIS 416.1 million in Q3 2005, and an increase of 10.6% from NIS 472.0 million in Q2 2006. Gross loss on equipment decreased to NIS 64.9 million (US$ 15.1 million) in Q3 2006, 26.0% less than NIS 87.7 million in Q3 2005, but increased by 58.3% from NIS 41.0 million in Q2 2006 reflecting the increase in total sales and the higher proportion of 3G handsets sales.

Overall, Q3 2006 gross profit totaled NIS 457.4 million (US$ 106.3 million), the equivalent of 31.3% of total revenues, up 39.2% from NIS 328.5 million in Q3 2005 and up 6.1% from NIS 431.0 million in Q2 2006.

In Q3 2006 selling and marketing expenses were NIS 84.1 million (US$ 19.6 million), an increase of 16.7% from NIS 72.1 million in Q3 2005 and an increase of 11.3% from NIS 75.6 million in Q2 2006. Compared with Q3 2005, the increase was primarily due to higher distribution costs, primarily commission expenses, and advertising activity. Compared with Q2 2006, the increase was principally due to distribution costs related to the growth of our 3G customer base.

General and administrative expenses in Q3 2006 amounted to NIS 53.7 million (US$ 12.5 million), representing an increase of 18.8% from NIS 45.2 million in Q3 2005 and an increase of 22.2% from NIS 44.0 million in Q2 2006. Both increases are mainly a result of larger provisions for doubtful accounts from receivables on handset sales and from service revenues, reflecting the impact of the regional hostilities on businesses in the north of the country, lower collection activities and the impact of the implementation from July 1st 2006 of a new banking directive raising requirements for credit arrangement in bank current accounts.

Q3 2006 operating profit overall was NIS 319.5 million (US$ 74.3 million), or 21.9% of total revenues compared with NIS 211.2 million or 15.6% of total revenues in Q3 2005, an increase of 51.3%, and compared with NIS 311.5 million or 22.7% of total revenues in Q2 2006, an increase of 2.6%.

Quarterly EBITDA in Q3 2006 increased by 24.6% to NIS 476.7 million, or US$ 110.8 million, compared with NIS 382.7 million in Q3 2005 and increased by 0.7% from NIS 473.2 million in Q2 2006. The EBITDA margin in Q3 2006 was 32.6% of total revenues, compared with 28.3% in Q3 2005 and with 34.5% in Q2 2006.

Q3 2006 financial expenses totaled NIS 44.7 million (US$ 10.4 million), down 70.0% from NIS 148.8 million in Q3 2005. The decrease compared with Q3 2005 resulted primarily from the one-off charge in Q3 2005 in the amount of NIS 63 million related to the redemption of the US$ 175 million 13% Senior Subordinated Notes on August 15, 2005, as well as interest charges in Q3 2005 related to both the redeemed Notes and the new CPI-linked shekel-denominated Notes. Compared with Q2 2006, financial expenses decreased by 26.9% from NIS 61.2 million, primarily because of lower expenses in Q3 2006 resulting from an increase of 0.2% in the CPI level in Q3, compared to an increase in the CPI level of 1.2% in Q2 2006.

Net income in Q3 2006 was NIS 184.7 million (US$ 42.9 million), an increase of 496.7% from NIS 30.9 million in Q3 2005, and an increase of 6.0% from NIS 174.2 million in Q2 2006.

Based on the average number of shares outstanding during the quarter, basic earnings per share or ADS in Q3 2006 were NIS 1.2 (28 US cents), an increase of 500.0% from NIS 0.20 in Q3 2005. Basic earnings per share or ADS compared with Q2 2006 were up 5.3% in Q3 2006 from NIS 1.14 in Q2 2006. Fully diluted earnings per share or ADS in Q3 2006 were NIS 1.19 (28 US cents), up from NIS 0.2 in Q3 2005 and from NIS 1.13 in Q2 2006.

Funding and Investing Review

Cash flows generated from operating activities, net of cash flows from investing activities, totaled NIS 312.3 million (US$ 72.6 million) in Q3 2006, representing a 577.9% increase compared with NIS 46.1 million in Q3 2005, and a 35.5% increase compared with NIS 230.5 million in Q2 2006. Both increases resulted from higher operating cash flows offset by higher payments for investments in fixed assets. The increase in cash flows is primarily attributable to the increase in net income as well as timing effects of payments to suppliers, and interest charges.

On July 3rd, 2006, Partner completed the acquisition of the transmission activity of MED1 I.C.-1 (1999) Ltd., including approximately 900 kilometers of transmission fiber, for cash consideration of approximately NIS 71.1 million (US$16.5 million).

Reflecting the MED1 transaction, net investment in fixed assets in Q3 2006 increased by 77.4% from NIS 76.8 million in Q3 2005 to NIS 136.2 million (US$ 31.7 million), and by 77.8% from NIS 76.6 million in Q2 2006.

The Board of Directors has approved the distribution of an interim quarterly cash dividend for Q3 2006 of NIS 0.45 per share (approximately NIS 70 million or US$ 16.3 million) to shareholders and ADS holders on record as of November 22nd, 2006. The dividend will be paid on December 6th, 2006.

Operational Review

At the end of Q3 2006, the Company had an active subscriber base of approximately 2,626,000, including approximately 581,000 business subscribers, accounting for 22.1% of the base, approximately 1,273,000 postpaid private subscribers, or 48.5% of the base, and approximately 772,000 prepaid subscribers, or 29.4% of the base. Of the Company’s subscriber base at the end of Q3 2006, approximately 219,000 were 3G subscribers. Total market share at the end of Q3 2006 is estimated to have been around 32%.

Q3 2006 net active subscriber base growth was approximately 41,000, including a net increase in active 3G subscribers of approximately 54,000 (including both new subscribers and migrating subscribers from 2G). The quarterly churn rate was 3.7%, up from 3.2% in Q3 2005 but down from 3.8% in Q2 2006.

The average monthly minutes of use per subscriber in Q3 2006 increased to 322 minutes, compared with 306 minutes in Q3 2005 and with 307 minutes in Q2 2006. The average revenue per user in Q3 2006 was approximately NIS 164 (US$ 38), compared with NIS 162 in Q3 2005 and with NIS 158 in Q2 2006.

Outlook and Guidance

Commenting on the Company’s results, Emanuel Avner, Partner’s Chief Financial Officer, said: “This quarter we incurred an increased handset subsidy of approximately NIS 30 million compared with the previous quarter. This increase is in line with our strategy to increase our 3G customer base, establishing additional 3G revenues.

Despite the additional handset subsidy costs, our bottom line results continue to improve, and we are encouraged by the usage patterns of our 2G and 3G customers.”

Commenting on the Company’s outlook, Emanuel Avner said, “We reiterate our guidance for H2 2006 and expect the improved trends of the first half to continue through the second half of the year, bearing in mind that Q4 is seasonally slower than Q3".

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s third-quarter results on Tuesday, October 31, 2006, at 17:00 Israel local time (10AM EST). This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investor relations web site at http://www.investors.partner.co.il.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends, and until midnight of November 7, 2006.

About Partner Communications

Partner Communications Company Ltd. (Partner) is a leading Israeli mobile communications operator providing GSM/ GPRS/ UMTS services and wire free applications under the orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality service and a range of features to 2.626 million subscribers in Israel. The Company launched its 3G service in 2004. Partner’s ADSs are quoted on The NASDAQ Global Select Market™ and on the Tel Aviv Stock Exchange under the symbol PTNR. The shares are also traded on the London Stock Exchange under the symbol PCCD.

Partner is a subsidiary of Hutchison Telecommunications International Limited (Hutchison Telecom). Hutchison Telecom is a leading listed telecommunications operator (SEHK: 2332; NYSE: HTX) focusing on dynamic markets. It currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in India, Israel, Macau, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

For more information about Partner, see www.investors.partner.co.il

Note: This report includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner.

Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this quarterly report regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

—	the effects of the high degree of regulation in the telecommunications market in which we operate;

—	regulatory developments relating to tariffs, including interconnect tariffs;

—	the difficulties associated with obtaining all permits required for building and operating of antenna sites;

—	the requirement to indemnify planning committees in respect of claims made against them relating to the depreciation of property values or to alleged health damages resulting from antenna sites;

—	alleged health risks related to antenna sites and use of telecommunication devices;

—	the effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change our customer mix, profitability and average revenue per user, and the response of competitors to industry and regulatory developments;

—	uncertainties about the degree of growth in the number of consumers in Israel using wireless personal communications services and the growth in the Israeli population;

—	the risks associated with the implementation of a third generation (3G) network and business strategy, including risks relating to the operations of new systems and technologies, potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered, and the risk that the use of internet search engines by our 3G customers will be restricted;

—	the risks associated with technological requirements, technology substitution and changes and other technological developments;

—	the impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

—	regulatory developments related to the implementation of number portability;

—	fluctuations in foreign exchange rates;

—	the possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;

—	the availability and cost of capital and the consequences of increased leverage; and

—	the results of litigation filed or that may be filed against us,

as well as the risks discussed in Risk Factors, Information on the Company and Operating and Financial Review and Prospects in form 20-F filed with the SEC on May 18, 2006. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

These financial results were prepared in accordance with U.S. GAAP.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at September 30th, 2006: US $1.00 equals NIS 4.302. The translations were made purely for the convenience of the reader.

Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

Reconciliation between our cash flows from operating activities and EBIDTA is presented in the attached summary financial results.

Contacts:

Mr. Emanuel Avner		Dr. Dan Eldar
Chief Financial Officer		V.P. Carrier, Investor and International Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54 -7814161
E-mail:	emanuel.avner@orange.co.il	E-mail:	dan.eldar@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS

	New Israeli shekels		Convenience translation into U.S. dollars
	September 30, 2006	December 31, 2005	September 30, 2006	December 31, 2005
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	I n t h o u s a n d s

Assets
CURRENT ASSETS:
Cash and cash equivalents	4,121	4,008	958	932
Accounts receivable:
Trade	935,192	795,156	217,385	184,834
Other	121,498	97,128	28,242	22,577
Inventories	155,898	209,323	36,238	48,657
Deferred income taxes	41,897	65,361	9,739	15,193

Total current assets	1,258,606	1,170,976	292,562	272,193

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivables - trade	272,225	189,013	63,279	43,936
Funds in respect of employee rights upon retirement	78,593	75,443	18,269	17,537

	350,818	264,456	81,548	61,473

FIXED ASSETS, net of accumulated
depreciation and amortization	1,659,443	1,768,895	385,738	411,180

LICENSE, DEFERRED CHARGES AND INTANGIBLE ASSETS, net of amortization	1,270,695	1,321,167	295,373	307,105

DEFERRED INCOME TAXES	78,873	86,505	18,334	20,108

	4,618,435	4,611,999	1,073,555	1,072,059

	New Israeli shekels		Convenience translation into U.S. dollars
	September 30, 2006	December 31, 2005	September 30, 2006	December 31, 2005
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	I n t h o u s a n d s

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities	37,993	34,464	8,831	8,011
Accounts payable and accruals:
Trade	709,318	665,542	164,881	154,705
Other	222,195	231,480	51,649	53,808
Related party - trade	19,403	10,513	4,510	2,444
Dividend payable		44,996		10,459

Total current liabilities	988,909	986,995	229,871	229,427

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	306,483	665,974	71,242	154,806
Notes payable	2,051,650	2,022,257	476,906	470,074
Liability for employee rights upon retirement	110,480	102,238	25,681	23,765
Other liabilities	16,849	19,184	3,917	4,459

Total long-term liabilities	2,485,462	2,809,653	577,746	653,104

Total liabilities	3,474,371	3,796,648	807,617	882,531

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.01
par value: authorized - December 31, 2005 and
September 30, 2006 - 235,000,000 shares; issued and
outstanding - December 31, 2005 152,528,288
shares and September 30, 2006 153,995,177 shares	1,540	1,525	358	354
Capital surplus	2,435,771	2,388,425	566,195	555,190
Accumulated deficit	(1,293,247)	(1,574,599)	(300,615)	(366,016)

Total shareholders' equity	1,144,064	815,351	265,938	189,528

	4,618,435	4,611,999	1,073,555	1,072,059

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30,		3 month period ended September 30,		9 month period ended September 30, 2006	3 month period ended September 30, 2006
	2006	2005	2006	2005
	( U n a u d i t e d )
	In thousands (except per share data)

REVENUES - net:
Services	3,745,120	3,487,020	1,316,420	1,208,953	870,553	306,002
Equipment	416,458	376,645	145,569	143,369	96,806	33,838

	4,161,578	3,863,665	1,461,989	1,352,322	967,359	339,840

COST OF REVENUES:
Services	2,311,409	2,265,663	794,191	792,806	537,287	184,610
Equipment	587,319	570,464	210,446	231,022	136,522	48,918

	2,898,728	2,836,127	1,004,637	1,023,828	673,809	233,528

GROSS PROFIT	1,262,850	1,027,538	457,352	328,494	293,550	106,312
SELLING AND MARKETING EXPENSES	216,953	194,910	84,124	72,105	50,431	19,555
GENERAL AND ADMINISTRATIVE
EXPENSES	141,362	132,935	53,717	45,222	32,860	12,487

OPERATING PROFIT	904,535	699,693	319,511	211,167	210,259	74,270
FINANCIAL EXPENSES - net	144,515	282,462	44,710	148,782	33,592	10,393

INCOME BEFORE TAXES ON INCOME	760,020	417,231	274,801	62,385	176,667	63,877
TAXES ON INCOME	241,725	145,960	90,148	31,441	56,189	20,955

INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLES	518,295	271,271	184,653	30,944	120,478	42,922
CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF A CHANGE IN ACCOUNTING
PRINCIPLES	1,012				235

NET INCOME FOR THE PERIOD	519,307	271,271	184,653	30,944	120,713	42,922

EARNINGS PER SHARE
("EPS") :
Basic:
Before cumulative effect	3.38	1.65	1.20	0.20	0.79	0.28
Cumulative effect	0.01				*

	3.39	1.65	1.20	0.20	0.79	0.28

Diluted:
Before cumulative effect	3.36	1.63	1.19	0.20	0.78	0.28
Cumulative effect	0.01				*

	3.37	1.63	1.19	0.20	0.78	0.28

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING:
Basic	153,391,479	164,847,982	153,916,260	151,907,587	153,391,479	153,916,260

Diluted	154,266,141	166,665,935	154,740,926	153,538,181	154,266,141	154,740,926

* Representing an amount less than 0.01$

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars
	9 month period ended September 30,		9 month period ended September 30, 2006
	2006	2005
	(Unaudited)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	519,307	271,271	120,713
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	475,173	521,303	110,454
Amortization of deferred compensation related to employee stock option grants, net	17,378	8,226	4,040
Liability for employee rights upon retirement	8,242	6,495	1,916
Accrued interest and exchange and linkage differences on long-term liabilities	34,124	90,062	7,932
Deferred income taxes	31,096	141,717	7,228
Income tax benefit in respect of exercise of option granted to employees		4,243
Capital loss on sale of fixed assets	318	420	74
Cumulative effect, at beginning of year, of a change in accounting principles	(1,012)		(235)
Changes in operating assets and liabilities:
Increase in accounts receivable:
Trade	(223,248)	(209,482)	(51,894)
Other	(24,370)	(36,617)	(5,665)
Increase (decrease) in accounts payable and accruals:
Related Parties	8,890		2,066
Trade	65,105	112,349	15,134
Other	(14,428)	(93,423)	(3,354)
Decrease (increase) in inventories	53,425	(27,814)	12,419
Increase (decrease) in asset retirement obligations	895	(194)	208
Amount carried to deferred charges		(13,874)

Net cash provided by operating activities	950,895	774,682	221,036

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(218,970)	(467,505)	(50,900)
Acquisition of optic fibers activity	(71,125)		(16,533)
Purchase of additional spectrum	(46,480)	(41,539)	(10,805)
Proceeds from sale of fixed assets	34	16	8
Funds in respect of employee rights upon retirement	(3,150)	(4,989)	(732)

Net cash used in investing activities	(339,691)	(514,017)	(78,962)

CASH FLOWS FROM FINANCING ACTIVITIES:
Financial lease undertaken		15,832
Repayment of capital lease	(3,620)	(964)	(841)
Repurchase of company's shares		(1,091,841)
Issuance of notes payable under a prospects, net of issuance costs		1,929,486
Redemption of notes payable		(793,100)
Proceeds from exercise of stock options granted to employees	30,995	30,442	7,205
Dividend Paid	(277,808)	-	(64,576)
Long term bank loans received		497,001
Repayment of long term bank loans	(360,658)	(849,054)	(83,836)

Net cash used in financing activities	(611,091)	(262,198)	(142,048)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	113	(1,533)	26
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,008	4,611	932

CASH AND CASH EQUIVALENTS AT END OF PERIOD	4,121	3,078	958

Supplementary information on investing not involving cash flows

At September 30, 2006, and 2005, trade payables include NIS 97 million ($ 23 million) (unaudited) and NIS 85 million (unaudited) in respect of acquisition of fixed assets (in 2005 including additional spectrum), respectively.

These balances will be given recognition in these statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels		Convenience translation into U.S. dollars
	9 Month Period Ended September 30,		9 Month Period Ended September 30,
	2006	2005	2006
	(Unaudited)
	In thousands

Net cash provided by operating activities	950,895	774,682	221,036

Liability for employee rights upon retirement	(8,242)	(6,495)	(1,916)
Accrued interest and exchange and linkage differences on long-term liabilities	(34,124)	(90,062)	(7,932)
Amount carried to differed charges		13,874
Increase in accounts receivable:
Trade	223,248	209,482	51,894
Other (excluding tax provision)	234,999	36,617	54,626
Decrease (Increase) in accounts payable and accruals:
Trade	(65,105)	(112,349)	(15,134)
Shareholder - current account	(8,890)		(2,066)
Other	14,428	93,423	3,354
Increase (decrease) in inventories	(53,425)	27,814	(12,419)
Decrease (increase) in Assets Retirement Obligation	(895)	194	(208)
Financial expenses **	135,558	256,958	31,510

EBITDA	1,388,447	1,204,138	322,745

* The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at September 30, 2006 : US $1.00 equals 4.302 NIS.

** Financial expenses excluding any charge for the amortization of pre-launch financial costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)

	New Israeli shekels
	3 month period ended
	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September30, 2006
	( U n a u d i t e d )
	I n t h o u s a n d s

Revenues - net	1,352,322	1,259,274	1,326,644	1,372,945	1,461,989
Cost of Revenues	1,023,828	930,225	952,177	941,914	1,004,637

Gross Profit	328,494	329,049	374,467	431,031	457,352
Selling and Marketing Expenses	72,105	77,990	57,250	75,579	84,124
General and Administrative Expenses	45,222	47,846	43,682	43,963	53,717

Operating Profit	211,167	203,213	273,535	311,489	319,511
Financial Expenses - net	148,782	62,986	38,629	61,176	44,710

Income Before Taxes on Income	62,385	140,227	234,906	250,313	274,801
Taxes on Income	31,441	56,938	75,501	76,076	90,148

Income Before Cumulative Effect of a
Change in Accounting Principles	30,944	83,289	159,405	174,237	184,653
Cumulative Effect, at the Beginning of the Year, of a Change in Accounting Principles			1,012
Net Income for the Period	30,944	83,289	160,417	174,237	184,653

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SUMMARY OPERATING DATA

	Q3 2005	Q3 2006

Subscribers (in thousands)	2,480	2,626

Estimated share of total Israeli mobile telephone subscribers	32%	32%

Churn rate in quarter	3.2%	3.7%

Average monthly usage in quarter per subscriber (minutes)	306	322

Average monthly revenue in year per subscriber, including in-roaming revenue (NIS)	162	164

Number of 2G operational base stations (in parenthesis number of micro
sites out of total number of base stations)	2,244(723)	2,317(683)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: October 31, 2006